Filed by Kimberly-Clark Corporation

Pursuant to Rule 425 of the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Kenvue Inc.

Commission File No.: 001-41697

Bringing Together Two Iconic American Companies Top-tier adjusted operating profit %2 Double digit total shareholder return3 Higher growth, higher margins and lower volatility Powerful Next Step that Builds on Success of Kimberly-Clark’s Powering Care Transformation Transformed portfolio and operating model wired for growth Tremendous Complementarity Across Categories and Geographies Serving billions of consumers across all stages of life Accelerating growth in key markets Exceptional Combined Portfolio 10 $1B+ brands Powerful Financial Algorithm Positioned to Drive Shareholder Value Organic growth ahead of weighted average category growth1 Top-tier adjusted constant currency EPS growth2 Kimberly-Clark to Acquire Kenvue, Creating a $32 Billion Global Health and Wellness Leader Mike Hsu KIMBERLY- CL ARK CHAIRMAN AND CEO “With a shared commitment to developing science and technology to provide extraordinary care, we will serve billions of consumers across every stage of life. Over the last several years, Kimberly-Clark has undertaken a significant transformation to pivot our portfolio to higher-growth, higher-margin businesses while rewiring our organization to work smarter and faster. We have built the foundation and this transaction is a powerful next step in our journey. We look forward to working with the Kenvue team to bring these companies together, and are confident that we will drive significant value for our combined shareholders.” Kirk Perry KENVUE CEO “Our combination with Kimberly-Clark unites two highly complementary portfolios filled with iconic, beloved brands and everyday essentials that people trust and count on throughout their lives. Together, our combined strengths, expanded capabilities and resources, and broader reach will empower us to innovate even faster and strengthen our category leadership. We truly believe this transaction with Kimberly-Clark will bring greater value to our shareholders, create new and different potential growth opportunities for our talented employees and deliver even more benefits to our customers and consumers.” Learn more about the transaction at LeadingHealthAndWellness.com Headline multiple 14.3x of Kenvue LTM Adjusted EBITDA5 Effective multiple 8.8x post-synergies7 Pro forma shareholder ownership6 Kimberly-Clark ~54% Kenvue ~46% Transaction ~$48.7B transaction enterprise value Snapshot Expected close 2H 20268 HQ Dallas, TX Continue to have a significant presence in Kenvue’s locations ~$2.1B Adj. EPS Accretive to Kimberly-Clark by year 2 Committed to maintaining robust credit profile Attractive Financial Profile consistent with its current rating Total anticipated run-rate synergies4

1. Organic growth describes the impact of changes in volume, net selling prices and product mix on net sales. Changes in foreign currency exchange rates, acquisitions and exited businesses are excluded 2. Kimberly-Clark does not provide a reconciliation of these forward-looking non-GAAP financial measures to the most directly comparable GAAP financial measures on a for-ward-looking basis because it is unable to predict certain adjustment items without unreasonable effort 3. Total Shareholder Returns defined as Adjusted Earnings per Share Growth plus Dividend Yield 4. Inclusive of approximately $1.9 billion in cost synergies and approximately $500 million in incremental profit from revenue synergies, partially offset by reinvestment of approximately $300 million 5. As of Q3 2025 6. On a fully diluted basis 7. Includes expected run-rate synergies of $2.1 billion, net of reinvestment 8. Subject to the receipt of Kenvue and Kimberly-Clark shareholder approvals, regulatory approvals and satisfaction of other customary closing conditions Important Information for Investors and Stockholders This communication does not constitute an offer to sell or the solicitation of an offer to buy or exchange any securities or a solicitation of any vote or approval in any jurisdiction. It does not constitute a prospectus or prospectus equivalent document. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended (the “Securities Act”). This communication may be deemed to be solicitation material in respect of the proposed transaction between Kimberly-Clark Corporation (“K-C”) and Kenvue Inc. (“Kenvue”). In connection therewith, K-C and Kenvue intend to file relevant materials with the Securities and Exchange Commission (the “SEC”), including, among other filings, a K-C registration statement on Form S-4 in connection with the proposed issuance of shares of K-C’s common stock pursuant to the proposed transaction that will include a joint proxy statement of K-C and Kenvue that also constitutes a prospectus of K-C, and a definitive joint proxy statement/prospectus, which, after the registration statement is declared effective by the SEC, will be mailed to stockholders of K-C and Kenvue seeking their approval of their respective transaction-related proposals. INVESTORS AND STOCKHOLDERS OF K-C AND KENVUE ARE URGED TO READ CAREFULLY THE REGISTRATION STATEMENT AND THE JOINT PROXY STATEMENT/PROSPECTUS AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS AND OTHER DOCUMENTS IN THEIR ENTIRETY THAT WILL BE FILED WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION, THE PARTIES TO THE PROPOSED TRANSACTION AND ANY SOLICITATION. This communication is not a substitute for the registration statement, the joint proxy statement/prospectus or any other document that K-C or Kenvue may file with the SEC and send to its stockholders in connection with the proposed transaction. Investors and stockholders will be able to obtain free copies of the registration statement and the joint proxy statement/prospectus (when available) and other documents filed with the SEC by K-C or Kenvue through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by K-C will be available free of charge on K-C’s website at kimberly-clark.com under the tab “Investors” and under the heading “Financial” and subheading “SEC Filings.” Copies of the documents filed with the SEC by Kenvue will be available free of charge on Kenvue’s website at kenvue.com under the tab “Investors” and under the heading “Financials & reports” and subheading “SEC filings.” Certain Information Regarding Participants K-C, Kenvue, and their respective directors and executive officers and certain other members of management and employees may be considered participants in the solicitation of proxies from the stockholders of K-C and Kenvue in connection with the proposed transaction. Information about the directors and executive officers of K-C is set forth in its Annual Report on Form 10-K for the year ended December 31, 2024, which was filed with the SEC on February 13, 2025, its proxy statement for its 2025 annual meeting, which was filed with the SEC on March 10, 2025, and its Current Report on Form 8-K, which was filed with the SEC on May 6, 2025. Information about the directors and executive officers of Kenvue is set forth in its Annual Report on Form 10-K for the year ended December 29, 2024, which was filed with the SEC on February 24, 2025, its proxy statement for its 2025 annual meeting, which was filed with the SEC on April 9, 2025, and its Current Reports on Form 8-K, which were filed with the SEC on May 8, 2025, June 24, 2025, July 14, 2025, and November 3, 2025 . To the extent holdings of K-C’s or Kenvue’s securities by its directors or executive officers have changed since the amounts set forth in such filings, such changes have been or will be reflected on Initial Statements of Beneficial Ownership on Form 3 or Statements of Beneficial Ownership on Form 4 filed with the SEC, including the Initial Statements of Beneficial Ownership on Form 3, Statements of Change in Ownership on Form 4 or Annual Statements of Beneficial Ownership on Form 5 filed with the SEC on: 5/2/2025, 5/2/2025, 5/2/2025, 5/2/2025, 5/2/2025, 5/2/2025, 5/2/2025, 5/2/2025, 5/2/2025, 5/2/2025, 5/27/2025, 5/27/2025, 5/27/2025, 5/27/2025, 5/27/2025, 5/27/2025, 5/27/2025, 5/27/2025, 6/2/2025, 6/4/2025, 8/1/2025, 8/1/2025, 8/4/2025, 9/10/2025, 9/24/2025, 10/1/2025, 10/1/2025, 10/1/2025, 10/1/2025, 10/3/2025 and 10/7/2025. Additional information about the directors and executive officers of K-C and Kenvue and other information regarding the potential participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, which may, in some cases, be different than those of K-C’s stockholders or Kenvue’s stockholders generally, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the proposed transaction. You may obtain these documents (when they become available) free of charge through the website maintained by the SEC at http://www.sec.gov and from K-C’s or Kenvue’s website as described above. Cautionary Statement Regarding Forward-Looking Statements Certain matters contained in this communication, including projections as to the anticipated benefits of the proposed transaction, the impact of the proposed transaction on K-C’s and Kenvue’s business and future financial and operating results and prospects, the amount and timing of synergies from the proposed transaction, the terms and scope of the expected financing in connection with the proposed transaction, expectations regarding cash flow generation and the post-closing capital structure, growth initiatives, innovations, marketing and other spending, net sales and other contingencies in connection with the proposed transaction, and the closing date for the proposed transaction, constitute “forward-looking state-ments” within the meaning of Section 27A of the Securities Act and Section 21E of the U.S. Securities Exchange Act of 1934, as amended, and are based upon the current expectations and beliefs of the management of K-C and Kenvue concerning future events impacting K-C and Kenvue and are qualified by the inherent risks and uncertainties surrounding future expectations generally. There can be no assurance that these future events will occur as anticipated or that our results will be as estimated. Actual results could differ materially from those currently anticipated due to a number of risks and uncertainties, many of which are beyond K-C’s and Kenvue’s control. Forward-looking statements speak only as of the date they were made, and we undertake no obligation to publicly update them. Some of these forward-looking statements can be identified by words like “anticipate,” “approximately,” “believe,” “continue,” “could,” “estimate,” “expect,” “forecast,” “intend,” “may,” “outlook,” “plan,” “potential,” “possible,” “predict,” “project,” “target,” “seek,” “should,” “will,” or “would,” the negative of these words, other terms of similar meaning or the use of future dates. The assumptions used as a basis for the forward-looking statements include many estimates that depend on many factors outside of K-C’s or Kenvue’s control, including, but not limited to, risks and uncertainties around the occurrence of any event, change or other circumstance that could give rise to the termination of the merger agreement, including circumstanc-es requiring a party to pay the other party a termination fee pursuant to the merger agreement, the risk that the conditions to the completion of the proposed transaction (including stockholder and regulatory approvals) are not satisfied in a timely manner or at all, the possibility that competing offers or transaction proposals may be made, the risks arising from the integration of the K-C and Kenvue businesses, the uncertainty of rating agency actions, the risk that the anticipated benefits and synergies of the proposed transaction may not be real-ized when expected or at all and that the proposed transaction may not be completed in a timely manner or at all, the risk of unexpected costs or expenses resulting from the proposed transaction, the risk of litigation related to the proposed transaction, including resulting expense or delay, the risks related to disruption to ongoing business operations and diversion of management’s time as a result of the proposed transaction, the risk that the proposed transaction may have an adverse effect on the ability of K-C and Kenvue to retain key personnel, customers and suppliers, the risk that the credit ratings of the combined company declines following the proposed transaction, the risk that the announcement or the consummation of the proposed transaction has a negative effect on the market price of the capital stock of K-C and Kenvue or on K-C’s and Kenvue’s operating results, the risk of product liability litigation or government or regulatory action, including related to product liability claims, the risk of product efficacy or safety concerns resulting in product recalls or regulatory action, risks relating to inflation and other economic factors, such as interest rate and currency exchange rate fluctuations, government trade or similar regulatory actions (including current and potential trade and tariff actions and other constraints on trade affecting the countries where K-C or Kenvue operate and the resulting negative impacts on our supply chain, commodity costs, and consumer spending), natural disasters, acts of war, terrorism, catastrophes, pandemics, epidemics, or other disease outbreaks, the prices and availability of K-C’s or Kenvue’s raw materials, manufacturing difficulties or delays or supply chain disruptions, disruptions in the capital and credit markets, counterparty defaults (including customers, suppliers and financial institutions with which K-C or Kenvue do business), impairment of goodwill and intangible assets and projections of operating results and other factors that may affect impairment testing, changes in customer preferences, severe weather conditions, regional instabilities and hostilities, potential competitive pressures on selling prices for K-C and Kenvue products, energy costs, general economic and political conditions globally and in the markets in which K-C and Kenvue do business (including the related responses of consum-ers, customers and suppliers on sanctions issued by the U.S., the European Union, Russia or other countries), the ability to maintain key customer relationships, competition, including technological advances, new products, and intellectual property attained by competitors, challenges inherent in new product research and development, uncertainty of commercial suc-cess for new and existing products and digital capabilities, challenges to intellectual property protections including counterfeiting, the ability of K-C and Kenvue to successfully execute business development strategy and other strategic plans, changes to applicable laws and regulations and other requirements imposed by stakeholders, as well as changes in behavior and spending patterns of consumers, could affect the realization of these estimates. Additional information and factors concerning these risks, uncertainties and assumptions can be found in K-C’s and Kenvue’s respective filings with the SEC, including the risk factors discussed in K-C’s and Kenvue’s most recent Annual Reports on Form 10-K, as updated by their Quarterly Reports on Form 10-Q and future filings with the SEC. Forward-look-ing statements included herein are made only as of the date hereof and neither K-C nor Kenvue undertakes any obligation to update any forward-looking statements, or any other information in this communication, as a result of new information, future developments or otherwise, or to correct any inaccuracies or omissions in them which become apparent. All forward-looking statements in this communication are qualified in their entirety by this cautionary statement. Important Note about Combined and Non-GAAP Financial Information The projected financial information for the combined businesses of K-C and Kenvue is based on management’s estimates, assumptions and projections and has not been prepared in conformance with the applicable requirements of Regulation S-X relating to pro forma financial information, and the required pro forma adjustments have not been applied and are not reflected therein. This information is provided for illustrative purposes only and should not be considered in isolation from, or as a substitute for, the historical financial statements of K-C or Kenvue. Various factors could cause actual future results to differ materially from those currently estimated by management, including, but not limited to, the risks described above and in each of K-C’s and Kenvue’s respective filings with the SEC. This communication also includes certain financial measures not calculated in accordance with U.S. generally accepted accounting principles (“GAAP”), such as Adjusted EBITDA, adjusted EPS, adjusted operating profit and adjusted constant currency EPS growth. Non-GAAP financial measures have limitations as an analytical tool and are not meant to be considered in isolation from, or as a substitute for, the comparable GAAP measures. There are limitations to non-GAAP financial measures because they are not prepared in accordance with GAAP and may not be comparable to similarly titled measures of other companies due to potential differences in methods of calculation and items being excluded. K-C and Kenvue caution you not to place undue reliance on these non-GAAP financial measures.